Laurence A. Tosi Finance Director
Merrill Lynch & Co., Inc.

World Financial Center Fl 31
New York, NY 10080
Tel: (212) 449-5203
Fax: (212) 738-3996
Laurence_tosi@ml.com

July 19, 2006

BY HAND

Ms. Sharon Blume

Reviewing Accountant

Securities and Exchange Commission

100 F Street, NW

Washington, DC 20549

Re:	Merrill Lynch & Co., Inc.
Form 10-K for the Fiscal Year Ended December 30, 2005
Form 10-Q for the Fiscal Quarter Ended March 31, 2006
File No. 1-07182

Dear Ms. Blume:

This letter provides the response of Merrill Lynch & Co., Inc. (“Merrill Lynch”) to comment 1 from the staff of the Securities and Exchange Commission (the “Commission”) on the Annual Report on Form 10-K for the year ended December 30, 2005 (“2005 Annual Report”) and form 10-Q for the Fiscal Quarter Ended March 31, 2006 contained in your letter dated July 6, 2006 addressed to Mr. Jeffrey N. Edwards. For your convenience, we have included your comment in bold type along with our responses thereto.

As per our telephone conversation on July 18, 2006, we are only responding to comment 1 at this time and will respond to the remaining questions shortly after filing our Form 10-Q for the Fiscal Quarter Ended June 30, 2006.

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10-K for the Fiscal Year Ended December 30, 2005

Consolidated Statements of Earnings, page 67

1.	We have reviewed your response to comment 1 of our letter dated June 1, 2006. We believe that Rule 5-03 of Regulation S-X requires you to present

Laurence A. Tosi

Merrill Lynch & Co., Inc.

July 19, 2006

cost of services and selling, general and administrative expenses separately. However, you state that you do not track costs related to separately presented revenue line items and that your current presentation is consistent with how you manage your business; therefore, please revise your financial statements to disclose how you manage and analyze your financial results including how you determine the prices for your services, determine the proper cost structure and manage the overall profitability of your business. If you believe that providing this information would involve undue cost and burden, please provide us with support for your determination.

Response 1

We will include the following disclosure in our future filings on Form 10-K and 10-Q:

Merrill Lynch offers a broad array of products and services to its diverse client base of individuals, small to mid-size businesses, employee benefit plans, corporations, financial institutions, and governments around the world. These products and services are offered from a number of locations around the world. In some cases, the same or similar products and services may be offered to both individual and institutional clients, utilizing the same infrastructure. In other cases, a single infrastructure may be used to support multiple products and services offered to clients. When Merrill Lynch analyzes its profitability, it does not focus on the profitability of a single product or service. Instead, Merrill Lynch looks at the profitability of businesses offering an array of products and services to various types of clients. The profitability of the products and services offered to individuals, small to mid-size businesses, and employee benefit plans is analyzed separately from the profitability of products and services offered to corporations, financial institutions, and governments, regardless of whether there is commonality in products and services or infrastructure. As such, we do not separately disclose the costs associated with the products and services sold or our general and administrative costs, in total or by product.

When pricing its various products and services, Merrill Lynch considers multiple factors, including prices being offered in the market for similar products and services, the competitiveness of its pricing compared to competitors, the profitability of its businesses and its overall profitability, as well as the profitability, creditworthiness, and importance of the overall client relationships.

Expenses which are incurred to support products and services and infrastructure shared by businesses are allocated to the businesses based on various methodologies which may include headcount, square footage, and certain other criteria. Similarly, certain revenues may be shared based upon agreed methodologies. When looking at the profitability of

Laurence A. Tosi

Merrill Lynch & Co., Inc.

July 19, 2006

various businesses, Merrill Lynch considers all expenses incurred, including overhead and the costs of shared services, as all are considered integral to the operation of the businesses.

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We hope that this response satisfies your concerns. As always, we look forward to continued dialogue on financial reporting issues. If you have any questions concerning this response, please do not hesitate to contact me at (212) 449-5203 or our Global Controller, Kathleen Skero, at (212) 449-0173.

Sincerely,

Laurence A. Tosi Finance Director Principal Accounting Officer

Cc:	Mr. Dave Irving, Staff Accountant
Mr. Jeffrey Edwards, Chief Financial Officer